SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: March 4, 2022

List of materials

Documents attached hereto:

i) Press release: Announcement Regarding Completion of the Acquisition of Brazilian Music Label Som Livre by Sony Music Entertainment

March 4, 2022
Sony Group Corporation

Announcement Regarding Completion of the Acquisition of
Brazilian Music Label Som Livre by Sony Music Entertainment

March 4, 2022 (Eastern Standard Time) – Sony Music Entertainment, a wholly-owned subsidiary of Sony Group Corporation (“Sony”), completed the acquisition of 100% of the shares and related assets of Som Livre, an independent music label in Brazil, through its subsidiary, according to the executed definitive agreement previously announced on April 1, 2021 (Eastern Standard Time).

This transaction is not anticipated to have a material impact on Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2022.

End of document